SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

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                               SCHEDULE 13E-3
                             (AMENDMENT NO. 2)
      PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                             AQUA ALLIANCE INC.
                         (NAME OF SUBJECT COMPANY)

                             AQUA ALLIANCE INC.
                                  VIVENDI
                        AQUA ACQUISITION CORPORATION
                     (NAME OF PERSONS FILING STATEMENT)

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            CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE AND
   WARRANTS TO PURCHASER CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

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                                 038367108
                                 038367116
                   (CUSIP NUMBERS OF CLASS OF SECURITIES)

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              MICHEL AVENAS                       NEIL LAWRENCE LANE
                 VIVENDI                          AQUA ALLIANCE INC.
        AQUA ACQUISITION CORPORATION            30 HARVARD MILL SQUARE
    C/O VIVENDI NORTH AMERICA MANAGEMENT        WAKEFIELD, MA  01880
              SERVICES, INC.                   TELEPHONE: (781) 246-5200
            800 THIRD AVENUE
               38TH FLOOR
          NEW YORK, NY 10022
       TELEPHONE: (212) 753-2000
     (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                               COPIES TO:

        MARTHA E. MCGARRY                    JOSEPH D. HANSEN, ESQ.
  SKADDEN, ARPS, SLATE, MEAGHER &        KAYE, SCHOLER, FIERMAN, HAYS &
            FLOM LLP                             HANDLER, LLP
       919 THIRD AVENUE                        425 PARK AVENUE
     NEW YORK, NEW YORK 10022             NEW YORK, NEW YORK 1022
          (212) 735-3000                 TELEPHONE: (212) 836-6689


 This statement is filed in connection with (check the appropriate box):
    a.    ( )   The filing of solicitation materials or an information
                 statement subject to Regulation 14A, Regulation 14C or Rule 13d-3(c) under the Securities Exchange Act of 1934.
    b.    ( )   The filing of a registration statement under the
                 Securities Act of 1933.
    c.    (X)   A tender offer.
    d.    ( )   None of the above.
    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ( )


                         CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                AMOUNT OF FILING FEE
            $97,091,876                         $19,418

 -----------------------------
   * Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 32,935,254 shares of Class A Common Stock, par value $.001 per share (the "Shares"), of Aqua Alliance Inc. (the "Company"), a Delaware corporation, at a price of $2.90 per Share net to the seller in cash, without interest thereon and 3,949,099 warrants to purchase the Shares issued pursuant to the Company Rights Offering dated January 26, 1998 (the "Warrants"), at the purchase price of $0.40 per Warrant. Such number of Shares represents the 31,551,754 Shares outstanding as of July 9, 1999, not owned by Vivendi, a sociEtE anonyme organized under the laws of the Republic of France and its wholly owned affiliates, and assumes the issuance prior to the consummation of the Offer of 1,383,500 Shares upon the exercise of outstanding options. Such number of Warrants represents the 3,949,099 Warrants outstanding as of July 9, 1999.
 ** The amount of the filing fee calculated in accordance with Regulation 240.1-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
 (X) Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount previously paid:  $19,418       Form or Registration No.: Schedule
 Filing Parties: Vivendi and                    14D-1/13SD
    Aqua Acquisition Corporation        Date Filed: July 16, 1999



                              INTRODUCTION

           This Amendment No. 2 to the Rule 13e-3 Transaction Statement on
 Schedule 13E-3 (this "Amendment") is being filed by (1) Vivendi, a sociEtE anonyme organized under the laws of the Republic of France ("Parent"), (ii) Aqua Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Parent and (iii) Aqua Alliance Inc., a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by Purchaser to purchase (x) all issued and outstanding shares (the "Shares") of common stock, par value $.001 per share, of the Company at a price of $2.90 per share and (y) all outstanding Warrants to purchase Shares at a price of $.40 per warrant, in each case, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated July 16, 1999 and in the related Letter of Transmittal (which together constitute the "Offer").

 ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

      Item 10 is hereby amended and supplemented as follows:

      Following expiration of the Offer at 12:00 Midnight, New York City Time, on August 12, 1999, the Purchaser accepted for payment all Shares and Warrants validly tendered and not withdrawn pursuant to the Offer. The Purchaser has been informed by the depositary to the Offer that, after giving effect to the Shares and Warrants tendered pursuant to the guaranteed delivery procedures, 30,020,178 Shares and 3,909,643 Warrants, representing approximately 83% percent of the outstanding Shares not previously owned by Parent and its affiliates, were validly tendered and not withdrawn pursuant to the Offer. As a result of the Offer, the Purchaser and Parent own approximately 99% of the total outstanding Shares. The Purchaser plans to acquire the remaining Shares and Warrants through a cash merger, expected to be completed shortly.

 ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 17 is hereby amended and supplemented as follows:

      (d) (8)   Press release issued by the Purchaser, dated August 13,
                1999.



                                 SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-3 is true, complete and correct.


 Dated:  August 13, 1999            AQUA ACQUISITION CORPORATION

                                    By:  /s/  Michael Avenas
                                       ---------------------------------
                                       Name:   Michael Avenas
                                       Title:  President


                                    VIVENDI

                                    By:  /s/  Danielle Caille
                                       --------------------------------

                                 Name:   Danielle Caille
                                       Title:  Director


                                    AQUA ALLIANCE INC.

                                    By:  /s/  Neil Lawrence Lane
                                       -------------------------------

                                     Name:   Neil Lawrence Lane
                                       Title:  Vice President, General
                                               Counsel and Secretary



                               EXHIBIT INDEX


 Exhibit   Description
 -------   -----------
 (d) (8)   Press release issued by the Purchaser, dated August 13, 1999.